EXHIBIT 12

Barnes Group Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Quarter Ended March 31,		Years Ended December, 31,
	2010		2009		2008		2007		2006		2005

Earnings available for fixed charges:
Income from continuing operations before income taxes	$14,225		$39,946		$119,007		$123,963		$91,674		$67,343
Equity (income) loss, net of distributions	-		-		-		-		-		62
Capitalized interest	(53)		(158)		(683)		(654)		(714)		(241)
Amortization of capitalized interest	91		372		342		286		262		247
Fixed charges per below	7,151		31,810		35,426		39,377		33,223		23,934
Earnings	$21,414		$71,970		$154,092		$162,973		$124,445		$91,344

Fixed Charges:
Interest expensed and capitalized, including amortization of debt issuance costs and debt discounts
	$5,483		$24,965		$28,720		$33,147		$28,233		$19,241
Interest portion of rental expense (33%)	1,668		6,845		6,706		6,231		4,990		4,513
Fixed charges	7,151		31,810		35,426		39,377		33,223		23,934

Ratio of earnings to fixed charges	3.0	X	2.3	X	4.3	X	4.1	X	3.7	X	3.8	X